Exhibit 99.1

JinkoSolar Announces Results of 2024 Annual General Meeting

12/27/2024

SHANGRAO, China, Dec. 27, 2024 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that all shareholders resolutions proposed at the Company's 2024 annual general meeting held today were duly passed. Specifically, the Company's shareholders passed the following resolutions approving:

1.	The re-election of Mr. Xianhua Li as a director of the Company;
2.	The re-election of Mr. Steven Markscheid as a director of the Company;
3.	The ratification of the appointment of Mr. Gang Chu as an independent director of the Company and the re-election of him as an independent director of the Company;
4.	The ratification of the appointment of PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company for the fiscal year of 2024;
5.	The authorization of the directors of the Company to determine the remuneration of the auditors of the Company; and
6.	The authorization of each of the directors of the Company be authorized to take any and all action that might be necessary to effect the foregoing resolutions 1 to 5 as such director, in his or her absolute discretion, thinks fit.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had over 10 productions facilities globally, over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia, Nigeria and Saudi Arabia, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of September 30, 2024. To find out more, please see: www.jinkosolar.com

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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SOURCE JinkoSolar Holding Co., Ltd.